March 4, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549
USA

Attention:	John Reynolds
Assistant Director

Dear Sirs:

Re:	KonaRed Corporation (the “Company”)
Form 8-K/A
Filed February 3, 2014
File No. 333-176429

The Company writes in response to your letter of February 21, 2014, to Shaun Roberts, President, Chief Executive Officer, and Director of the Company, and with respect to the Form 8-K/A Amendment No. 4 filed by the Company on February 3, 2014.  The Company’s responses are numbered in accordance with the numbered paragraphs of your comment letter.

1.           In the normal course of responding to unsolicited inquiries from news media from time to time regarding the Company, our President, Shaun Roberts, received a request for a telephone interview from a Thomas Rice on November 21, 2013, and subsequently had a single telephone conversation with Mr. Rice on November 22, 2013, for about 20 minutes, followed by a brief exchange of emails through Mr. Rice’s assistant, Kathleen Genrich, regarding a couple of additional questions about the Company and its business.  The email exchange extended through November 26, 2013.  Upon subsequent examination of the emails, there is a reference to Thomas Rice of the Bowser Report on the incoming emails from Mr. Rice’s assistant.

Mr. Roberts did not make any of the statements attributed to Mr. Roberts or the Company and set forth in the SEC’s comment letter as material contained in the Bowser Report, with the exception that Mr. Roberts did state that KonaRed in his opinion has a high content of antioxidants and that these antioxidants may be absorbable at the cellular level.  This statement is consistent with the statements in the 8-K as amended, which accompanies this response letter.

The Company and its officers did not in any way arrange for this interview or the subsequent report, never saw a copy of the report until after it began appearing on the internet, and did not compensate the Bowser Report or Mr. Rice, or anyone else for preparation or dissemination of the report.

Other than the above 20 minute interview and brief email exchange, none of the Company’s directors, officers, employees, or representatives, and to the best of our knowledge, none of the Company’s  affiliates, has provided interviews, quotes or other information for use in the referenced publication, or authorized the statements made in the referenced publication.

2.           Neither the Company nor its officers, directors, employees, or representatives, and to the best of our knowledge, none of the Company’s affiliates, has any relationship with the parties disseminating the Bowser Report.  There is no agreement, written or implied, with anyone to publish this publication, and no consideration has been paid by the Company or its officers to anyone associated with this publication.

Neither the Company, nor its officers, directors, employees, or representatives, has any relationship with MarketFirst Media, or its affiliates, nor to the best of our knowledge has any Company affiliate had or have any such relationship.  We know of no securities of the Company which are owned by, or have been acquired by MarketFirst Media, or its affiliates.

3.           We have deleted the technical jargon under “Research And Development Costs During the Last Two Years”, described our research program in plain English, and revised the Risk Factors in the Form 8-K/A Amendment No. 5 and related blackline accompanying this letter.

Should you have any questions, please contact the Company’s legal Counsel, Clark Wilson, LLP, Attn:  Craig V. Rollins, at (604) 891-7785, or special counsel Don Davis, Esq. of the Law Firm of Davis & Associates, at (213) 400-2007.

Respectfully Submitted,

KONARED CORPORATION

By:	“Shaun Roberts”
Shaun Roberts
President, Chief Executive Officer and a director